EXHIBIT 5.13

CONSENT OF SLR CONSULTING (CANADA) LTD.

May 13, 2024

U.S. Securities and Exchange Commission

Dear Sirs and Mesdames:

We, as successor to Roscoe Postle Associates Inc., hereby consent to being named in each case where used or incorporated by reference in the Registration Statement on Form F-10 of New Gold Inc. (the “Registration Statement”) and to the use and reference to the report entitled “Technical Report on the New Afton Mine, British Columbia, Canada” dated February 28, 2020 (the “Technical Report”) contained or incorporated by reference in the Registration Statement.

We are the former employer of each of David Rennie, Norman Lecuyer, and Holger Krutzelmann, each of whom is named as a contributing author of the Technical Report. We employed each of them at the date of the signing of the Technical Report.

Yours very truly,

SLR CONSULTING (CANADA) LTD.

by:	/s/ Jason J. Cox
Name: Jason J. Cox, P.Eng.
Title: Global Technical Director